UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 12)*

Castle Brands Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148435100

(CUSIP Number)

Steven D. Rubin

4400 Biscayne Boulevard, Suite 1500

Miami, Florida 33137

Telephone: (305) 575-6015

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148435100	13D/A	Page 2 of 8 Pages

1	Names of Reporting Persons Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 889,776 (1)
	8	Shared Voting Power 53,346,509 (2)(3)
	9	Sole Dispositive Power 889,776 (1)
	10	Shared Dispositive Power 53,346,509 (2)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 54,236,285 (1)(2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13	Percent of Class Represented by Amount in Row 11 31.8% (4)
14	Type of Reporting Person (see instructions) IN

(1) Includes (i) vested options (including options that will be exercisable within 60 days of the date hereof) to purchase 80,000 Common Shares (as defined herein), (ii) 7,500 restricted Common Shares granted to Frost (as defined herein) on March 1, 2018, which vest on the second anniversary of the grant date, and (iii) 15,000 restricted Common Shares granted to Frost (as defined herein) on February 27, 2019, which vest in two equal annual installments, beginning on the one year anniversary of the grant date.

(2) Includes 43,975,719 Common Shares held by the Gamma Trust (as defined herein).

(3) Includes 9,370,790 Common Shares held by the Nevada Trust (as defined herein).

(4) The calculation of the percentage is based on (i) 170,372,173 Common Shares outstanding as of August 27, 2019, as reported in Exhibit 2.1 to the Form 8-K filed on August 29, 2019 and (ii) 80,000 Common Shares to be issued upon the exercise of vested options (which are exercisable within 60 days of the date hereof) held by the Reporting Person.

CUSIP No. 148435100	13D/A	Page 3 of 8 Pages

1	Names of Reporting Persons Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 43,975,719
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 43,975,719

11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,975,719
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13	Percent of Class Represented by Amount in Row 11 25.8% (1)
14	Type of Reporting Person (see instructions) OO

(1) The calculation of the percentage is based on 170,372,173 Common Shares outstanding as of August 27, 2019, as reported in Exhibit 2.1 to the Form 8-K filed on August 29, 2019.

CUSIP No. 148435100	13D/A	Page 4 of 8 Pages

1	Names of Reporting Persons Frost Nevada Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,370,790
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,370,790

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,370,790
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13	Percent of Class Represented by Amount in Row 11 5.5% (1)
14	Type of Reporting Person (see instructions) OO

(1) The calculation of the percentage is based on 170,372,173 Common Shares outstanding as of August 27, 2019, as reported in Exhibit 2.1 to the Form 8-K filed on August 29, 2019.

CUSIP No. 148435100	13D/A	Page 5 of 8 Pages

SCHEDULE 13D/A

AMENDMENT NO. 12 TO SCHEDULE 13D

This Amendment No. 12 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed by Phillip Frost, M.D., an individual (“Frost”), Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), and Frost Nevada Investments Trust, a trust organized under the laws of Florida (the “Nevada Trust”, and together with the Gamma Trust, the “Trusts”; and the Trusts, together with Frost, each a “Reporting Person” and together the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on September 15, 2008, as amended by Amendment No. 1 to Schedule 13D filed on October 22, 2008 with the SEC, Amendment No. 2 to Schedule 13D filed on February 20, 2009 with the SEC, Amendment No. 3 to Schedule 13D filed on May 27, 2009, Amendment No. 4 to Schedule 13D filed on July 6, 2010, Amendment No. 5 to Schedule 13D filed on June 20, 2011, Amendment No. 6 to Schedule 13D filed on October 27, 2011, Amendment No. 7 to Schedule 13D filed on March 14, 2014, Amendment No. 8 to Schedule 13D filed on August 15, 2014, Amendment No. 9 to Schedule 13D filed on March 2, 2016, Amendment No. 10 to Schedule 13D filed on March 16, 2018, and Amendment No. 11 to Schedule 13D filed on February 14, 2019 with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Florida corporation and successor by merger to Castle Brands Inc., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

This Amendment is being filed to disclose that the Reporting Persons have entered into a Tender and Support Agreement with respect to an Agreement and Plan of Merger as described below. This Amendment also reports changes in the Reporting Persons’ respective current beneficial ownership percentages of the Issuer’s Common Shares based on changes to the Reporting Persons’ beneficial ownership amounts and the number of outstanding Common Shares.

Item 1. Security and Issuer

Item 1 is hereby deleted in its entirety and replaced with the following:

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Shares of the Issuer. The principal executive offices of the Issuer are located at 122 East 42nd Street, Suite 5000, New York, New York 10168.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On August 28, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Austin, Nichols and Co., Inc., a Delaware corporation and affiliate of Pernod Ricard S.A. (“Parent”), and Parent’s newly-formed subsidiary, Rook Merger Sub, Inc., a Florida corporation (“Merger Sub”), under which Parent has agreed, through Merger Sub, to commence a cash tender offer (the “Offer”) to purchase all of the outstanding Common Shares, at a price of $1.27 per Common Share in cash, without interest (less any applicable withholding taxes) (the “Offer Price”). Following the successful completion of the Offer, subject to customary conditions, Merger Sub would be merged (the “Merger”) with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Common Share, other than any Common Shares held in the treasury of the Issuer, owned by Parent, Merger Sub or any of their respective subsidiaries, or owned by shareholders who properly exercise statutory appraisal rights, if applicable, , will be converted into the right to receive an amount equal to the Offer Price.

CUSIP No. 148435100	13D/A	Page 6 of 8 Pages

The Reporting Persons, Richard Lampen and Mark Andrews, who collectively own approximately 37% of the outstanding Common Shares of the Issuer (approximately 40% on a fully diluted basis), entered into a tender and support agreement (the “Tender and Support Agreement”) with Parent and Merger Sub in which they agreed to (a) tender all Common Shares owned by such shareholders in the Offer, (b) vote such Common Shares in favor of the Merger and any related matters on which such shareholders may be called to vote, (c) grant Parent an irrevocable proxy to vote such Common Shares in accordance with the Tender and Support Agreement and (d) waive any appraisal rights in connection with the Merger. The Tender and Support Agreement contains customary representations and warranties of Parent, Merger Sub, the Reporting Persons and Messrs. Lampen and Andrews. Each of the Reporting Persons and Messrs. Lampen and Andrews are subject to an agreement to not solicit alternative acquisition proposals and may not transfer or encumber their shares except under limited circumstances. The Tender and Support Agreement would terminate upon certain circumstances, including, but not limited to, termination of the Merger Agreement, the Effective Time (as defined in the Merger Agreement) or the termination of such Tender and Support Agreement by mutual written consent of the parties thereto.

The foregoing summary of the material terms of the Tender and Support Agreement is not complete and is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit 99.5 attached hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) and (b) Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:

The Reporting Persons beneficially own Common Shares as follows:

Name	Number of Common Shares		Sole or Shared Voting	Sole or Shared Dispositive	% of Total Outstanding
Phillip Frost, M.D.	889,776	(1)	Sole	Sole	0.5	%(2)
	53,346,509	(3)(4)	Shared(5)(6)	Shared(5)(6)	31.3	%(7)
Total:	54,236,285	(1)(3)(4)			31.8	%(8)

Frost Gamma Investments Trust	43,975,719		Shared(5)	Shared(5)	25.8	%(7)

Frost Nevada Investments Trust	9,370,790		Shared(6)	Shared(6)	5.5	%(7)

(1) Includes (i) vested options (including options that will be exercisable within 60 days of the date hereof) to purchase 80,000 Common Shares, (ii) 7,500 restricted Common Shares granted to Frost (as defined herein) on March 1, 2018, which vest on the second anniversary of the grant date, and (iii) 15,000 restricted Common Shares granted to Frost (as defined herein) on February 27, 2019, which vest in two equal annual installments, beginning on the one year anniversary of the grant date.

(2) The calculation of the percentage is based on (i) 170,372,173 Common Shares outstanding as of August 27, 2019, as reported in Exhibit 2.1 to the Form 8-K filed on August 29, 2019, (ii) 80,000 Common Shares to be issued upon the exercise of vested options (which will be exercisable within 60 days of the date hereof) held by the Reporting Person.

(3) Includes 43,975,719 Common Shares held by the Gamma Trust.

(4) Includes 9,370,790 Common Shares held by the Nevada Trust.

(5) Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(6) Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.

(7) The calculation of the percentage is based on 170,372,173 Common Shares outstanding as of August 27, 2019, as reported in Exhibit 2.1 to the Form 8-K filed on August 29, 2019.

(8) The calculation of the percentage is based on (i) 170,372,173 Common Shares outstanding as of August 27, 2019, as reported in Exhibit 2.1 to the Form 8-K filed on August 29, 2019, and (ii) 80,000 Common Shares to be issued upon the exercise of vested options (including options that will be exercisable within 60 days of the date hereof) held by the Reporting Person.

CUSIP No. 148435100	13D/A	Page 7 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

The matters set forth in Item 4 above are incorporated into this Item 6 by reference as if fully set forth herein.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.5 —	Tender and Support Agreement, by and among Phillip Frost, M.D. and related entities, Richard Lampen, Mark Andrews, Parent, and Merger Sub dated August 28, 2019 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Castle Brands Inc. on August 29, 2019).

CUSIP No. 148435100	13D/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 5, 2019

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Name:	Phillip Frost, M.D.
Title:	Trustee

FROST NEVADA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Name:	Phillip Frost, M.D.
Title:	Trustee